UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13G/A

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*


                          Riverview Bancorp, Inc.
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                            (Name of Issuer)


                   Common Stock, $.01 par value per share
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                      (Title of Class of Securities)


                              769397 10 0
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                             (CUSIP Number)


                            December 31, 2003
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           (Date of Event which Requires Filing this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[X]  Rule 13d-1(b)
[ ]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.



The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 769397 10 0              Schedule 13G             Page 2 of 6 Pages

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1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Riverview Bancorp Inc. Employee Stock Ownership Plan

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                     (b) [ ]

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3   SEC USE ONLY

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4   CITIZENSHIP OR PLACE OF ORGANIZATION

    State of Washington

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                        5   SOLE VOTING POWER

                            0

                        ------------------------------------------------------
    NUMBER OF           6   SHARED VOTING POWER
     SHARES
   BENEFICIALLY             0
    OWNED BY
      EACH              ------------------------------------------------------
    REPORTING           7   SOLE DISPOSITIVE POWER
   PERSON WITH
                            0

                        ------------------------------------------------------
                        8   SHARED DISPOSITIVE POWER

                            439,040

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9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    439,040

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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES                                                     [ ]

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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.2% of 4,772,911 shares of Common Stock outstanding as of December 31, 2003

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12   TYPE OF REPORTING PERSON

     EP

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                                                            Page 3 of 6 Pages

Item 1.

      (a) Name of Issuer

          Riverview Bancorp, Inc. ("Company")

      (b) Address of Issuer's Principal Executive Offices

          900 Washington Street, Suite 900
          Vancouver, Washington 98660

Item 2.

      (a) Name of Person Filing

          Riverview Bancorp Inc. Employee Stock Ownership Plan ("Reporting Person")

      (b) Address of Principal Business Office or, if none, Residence

          900 Washington Street, Suite 900
          Vancouver, Washington 98660

      (c) Citizenship

          State of Washington

      (d) Title of Class of Securities

          Common Stock, $.01 par value per share ("Common Stock")

      (e) CUSIP Number

          769397 10 0

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or
        (c), check whether the person filing is a:

      (f) [X] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

Item 4. Ownership

      (a) Amount beneficially owned: 439,040

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                                                            Page 4 of 6 Pages
      (b) Percent of class: 9.2%

      (c) Number of shares as to which the person has:

          (i)       Sole power to vote or to direct the vote:  0

          (ii)      Shared power to vote or to direct the vote:  0

          (iii)     Sole power to dispose or to direct the disposition of:  0

          (iv)      Shared power to dispose or to direct the disposition of:
                    439,040

        The Reporting Person is an employee stock ownership plan under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), with individual accounts for the accrued benefits of participating employees of the Company and its subsidiaries and their beneficiaries. The number of shares listed as beneficially owned by the Reporting Person represents the entire number of shares of Common Stock held by the trustee as of December 31, 2003. The Reporting Person possesses
        (i) no voting power over any shares of Common Stock and (ii) shared dispositive power over unallocated and allocated shares of Common Stock. Participants have the power and authority to direct the voting of shares of Common Stock allocated to their individual accounts. Unallocated shares and allocated shares not voted by participants are required to be voted by the trustee, subject to ERISA, in the same proportion as allocated Common Stock that has been voted by participants. In certain circumstances, ERISA may confer upon the trustee the power and duty to control the voting and tendering of Common Stock allocated to the accounts of participating employees and beneficiaries who fail to exercise their voting and/or tender rights as well as the voting and tendering of unallocated Common Stock.

Item 5. Ownership of Five Percent or Less of a Class

        Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

        Dividends on Common Stock credited to a participant's account are, at the direction of the administrator, either (i) allocated to the participant's account, (ii) paid in cash to the participant or (iii) used by the trustee to make payments on the loan incurred by the Reporting Person to acquire Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Securities Being Reported on by the Parent Holding Company or Control Persons.

        Not applicable.

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                                                            Page 5 of 6 Pages

Item 8. Identification and Classification of Members of the Group

        Not applicable.

Item 9. Notice of Dissolution of Group

        Not applicable.

Item 10. Certification

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                                            Page 6 of 6 Pages

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: September 15, 2004           RIVERVIEW BANCORP INC. EMPLOYEE
                                   STOCK OWNERSHIP PLAN


                                   By: /s/ Ronald A. Wysaske

                                      --------------------------------------
                                       Ronald A. Wysaske
                                       Plan Administrator

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